EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(000’s except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
(000’s, except per share data)	2006	2005
Net Income	$2,043	$2,710
Less: Dividend Requirements on Preferred Stock	30	39

Net Income Applicable to Common Stock	$2,013	$2,671

Weighted Average Number of Common Shares Outstanding – Basic	5,576,551	5,533,123
Dilutive Effect of Stock Options and Restricted Stock	14,353	16,100
Weighted Average Number of Common Shares Outstanding – Diluted	5,590,904	5,549,223
Earnings Per Share – Basic	$0.36	$0.48
Earnings Per Share – Diluted	$0.36	$0.48